Exhibit 99.1

VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

AURYN RESOURCES INC.
(the "Company")

The Company reports that the following matters were voted upon by the Shareholders of the Company at the annual general meeting of the Company held on June 7, 2018 (the “Meeting”):

1.	The resolution to set the number of directors of the Company at seven (7) was approved by a simple majority. Shares voted in person and by proxy represented 21,768,666 votes For and 155,473 votes Against.

2.	The following directors were elected, with the following voting results for each nominee:

DIRECTOR	FOR	WITHHELD
Shawn Wallace	20,856,043	1,068,096
Ivan James Bebek	20,840,886	1,083,253
Gordon J. Fretwell	17,729,788	4,194,351
Steve Cook	20,856,482	1,067,657
Daniel T. McCoy	20,857,498	1,066,641
Antonio Arribas	21,780,942	143,197
Michael Kosowan	20,832,582	1,091,557

3.	Deloitte LLP, Chartered Professional Accountants, were re-appointed auditor of the Company. Shares voted in person and by proxy represented 32,885,391 votes For and 65,625 votes Withheld.

There were non-votes recorded (but not voted) on each resolution as follows: (1.) 11,026,877; (2.) 11,026,877 per director; and (3.) Nil. Non-votes are discretionary votes given to a broker by a US beneficial holder but such votes are not allowed under Canadian Securities Regulations.